                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*


                              HCR MANOR CARE, INC.
         ----------------------------------------------------------------------
                                (Name of Issuer)


                                 Common Stock
         ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                  404-134-10-8
                          ----------------------------
                                 (CUSIP Number)

                               Patricia Bowditch
           8737 Colesville Road, Suite 800, Silver Spring, MD  20910
                                (301) 495-4400
         -----------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                            September 25, 1998
         -----------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box ( ).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404-134-10-8          13D                      Page 2 of 5


1    Name of Reporting Person

     Stewart Bainum, Jr.

2    Check the Appropriate Box if a Member of a Group*
     (a)  (  )     (b)  (  )


3    SEC Use Only


4    Source of Funds

     00

5    Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
     2(D) or 2(E)     (  )


6    Citizenship or Place of Organization

     USA

Number of Shares Beneficially
 Owned by the Reporting Person with:

     7    Sole Voting Power            215,863

     8    Shared Voting Power        5,347,497

     9    Sole Dispositive Power    10,048,874

    10    Shared Dispositive Power   5,347,497

11 Aggregate Amount Beneficially Owned by the Reporting Person

   15,396,371

12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares


13 Percent of Class Represented by Amount in Row (11)

   13.92%


14 Type of Reporting Person

   IN

CUSIP No. 404-134-10-8          13D                      Page 3 of 5

Item 1.   Security and Issuer

          (a)  Name of Issuer:

               HCR Manor Care, Inc.

          (b)  Address of Issuer's Principal Executive Offices:

               One SeaGate
               Toledo, OH 43604

          (c)  Title and Class of Securities:

               Common Stock

Item 2.   Identity and Background

          (a)  Name:

               Stewart Bainum, Jr.

          (b)  Business Address:

               11555 Darnestown Road
               Gaithersburg, MD  20878

          (c)  Present Principal Employment:

               Chairman of the Board
               HCR Manor Care, Inc.
               One SeaGate
               Toledo, OH 43604

          (d)  Record of Convictions:

               During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

          (e)  Record of Civil Proceedings:

               During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship:

               United States of America

Item 3.   Source and Amount of Funds or Other Consideration

          The Reporting Person was previously the beneficial owner of equity securities of Manor Care, Inc. ("Manor Care") and filed a Schedule 13D with respect to such securities. On September 25, 1998, Manor Care consummated a merger with a wholly owned subsidiary of Health Care and Retirement Corporation, which simultaneously changed its name to HCR Manor Care, Inc. ("HCR Manor Care"). As a result of this transaction, each share of common stock of Manor Care beneficially owned by the Reporting Person was converted into one share of common stock of HCR Manor Care. In addition, the Reporting

CUSIP No. 404-134-10-8          13D                      Page 4 of 5


          Person owned options to purchase 345,000 shares of Manor Care common stock, which were exchanged in connection with the merger for 213,468 shares of common stock of HCR Manor Care.

Item 4.   Purpose of Transaction

          See Item 3. The Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in Subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

          (a) Amount and percentage beneficially owned by the Reporting Person:
              15,396,371 shares, including 213,468 shares owned directly; 5,417,761 shares owned by Bainum Associates Limited Partnership ("Bainum Associates") and 4,415,250 shares owned by MC Investments Limited Partnership ("MC Investments"), in both of which Mr. Bainum, Jr. is managing general partner with the sole right to dispose of the shares; 3,567,869 shares held directly by Realty Investment Company, Inc. ("Realty"), in which Mr. Bainum, Jr. has shared voting and dispositive authority; 1,779,628 shares owned by Mid Pines Associates Limited Partnership ("Mid Pines"), in which Mr. Bainum, Jr. is managing general partner and has shared voting and dispositive authority. Also includes 2,395 shares which Mr. Bainum, Jr. beneficially owns pursuant to Retirement Savings and Investment Plans maintained by Manor Care, Inc.

          (b) Number of shares as to which such person has:

              (i)      Sole Voting Power            215,863

              (ii)     Shared Voting Power        5,347,497

              (iii)    Sole Dispositive Power    10,048,874

              (iv)     Shared Dispositive Power   5,347,497

              The Reporting Person may be deemed to share power to vote and dispose of shares (i) held by Mid Pines with siblings who are also general partners, and (ii) held by Realty with other family members who are shareholders of Realty.

          (c) See Item 3.

          (d) To the extent that shares of the Issuer identified in Item 5(a) are held by corporations or partnerships, other shareholders and partners of such entities have the right to receive a proportionate share of dividends paid with respect to such shares and the proceeds from the sale of such shares. To the best of the Reporting Person's knowledge, other than Stewart and Jane Bainum, the Reporting Person's parents, and Bruce Bainum, Roberta Bainum and Barbara Bainum, the Reporting Person's siblings, no other person has such an interest relating to more than 5% of the outstanding class of securities.

          (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Not applicable.

CUSIP No. 404-134-10-8          13D                      Page 5 of 5



Item 7.   Material to be Filed as Exhibits

          None.


Signature

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:     October 5, 1998



                         /s/ Stewart Bainum, Jr.
                         -------------------------
                         Stewart Bainum, Jr.